Sit U.S. Government Securities Fund
Sit Minnesota Tax-Free Income Fund

Presentation to the
Financial Planning Association of Minnesota

Golden Valley Country Club

December 15, 2009

Presentation by

Michael C. Brilley
President and Chief Fixed Income Officer
Sit Investment Fixed Income Advisors, Inc.

Disclosure

This summary may contain the collective opinions of our analysts and portfolio managers, and is provided for informational purposes only. While the information is accurate at the time of writing, such information is subject to change at any time without notice. Before you invest, please read the prospectus carefully.

The prospectus contains the investment objective, risks, and charges and expenses of the Fund, as well as other information, which should be carefully considered before investing. For a free prospectus, call 1-800-332-5580 or download the prospectus at www.sitfunds.com.

Performance information is historical and does not guarantee future results. Investment return and principal value of an investment in the Fund will fluctuate, so that an investor's shares in the fund, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance information quoted. Performance information current to the most recent month-end may be obtained by calling 1-800-332-5580 or by visiting www.sitfunds.com.

12/31/88 - 11/30/09


Sit U.S Gov't Securities Fund Historic NAV
NAV ($)
13.0
11.0
9.0
11.14
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2009


Sit U.S Gov't Securities Fund 30-Day SEC Yield
Yield (%)
11.0
9.0
7.0
5.0
3.0
1.0
4.18%
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2009

Sit U.S. Government Securities Fund Quarterly and Annual Rates of Return

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
1987		1.00*	**-1.07**	6.14	6.05
1988	4.10	1.27	1.63	0.67	7.86
1989	1.45	4.72	1.27	3.21	11.04
1990	0.32	4.02	1.44	4.83	10.97
1991	2.54	1.05	4.73	4.01	12.87
1992	**-0.77**	3.50	2.13	0.52	5.43
1993	2.77	1.90	1.26	1.23	7.34
1994	0.19	**-0.02**	1.07	0.51	1.77
1995	2.85	3.26	1.98	2.95	11.50
1996	0.42	0.66	1.69	2.14	4.99
1997	0.00	3.00	3.04	1.95	8.19

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
1998	1.39	1.70	2.34	0.94	6.52
1999	0.00	0.04	0.85	0.47	1.37
2000	1.53	1.72	2.19	3.42	9.15
2001	2.63	1.59	3.17	0.91	8.56
2002	0.72	2.33	1.87	0.77	5.79
2003	0.53	0.23	0.00	0.42	1.19
2004	1.52	**-0.58**	1.87	0.52	3.35
2005	0.13	1.97	**-0.17**	0.55	2.49
2006	0.09	0.43	2.33	1.26	4.13
2007	1.67	0.12	2.43	2.55	6.92
2008	3.05	**-0.17**	0.99	1.19	5.13
2009	2.12	1.78	2.51		8.11 **

*Return is from 6/2/87 through 6/30/87.

**Year to date return through 11/30/09.

Sit MN Tax-Free Income Fund vs. Barclays 5-Yr Municipal index

12/31/93 – 11/30/09

Sit MN Tax-Free Average Yield Advantage 1.23%



7.0
6.0
5.0
4.0
3.0
2.0
Yield (%)
Sit M N Tax-Free
30-Day SEC Yield
Average 5.05%
Barclays 5-Yr
M uni Yield
Average 3.82%
4.68%
2.15%
1993
1995
1997
1999
2001
2003
2005
2007
2009
Sit MN Tax-Free Income Fund 30-Day SEC Yield
Barclays 5-Yr Muni Yield

Sit MN Tax-Free Income Fund Duration vs. 30-Day SEC Yield

12/31/95 – 11/30/09



Duration (yrs)
Yield (%)
9.0
8.0
7.0
6.0
5.0
4.0
3.0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
4.92 yrs
4.68%
Sit MN Tax-Free Income Fund Duration
Sit MN Tax-Free Income Fund 30-Day SEC Yield

Morningstar Fund Comparison – 12/9/09

Fund Name	Total Return 3 Month (%)	3 Mo Return (%) Rank Cat/Ind	Total Return YTD (%)	YTD Return (%) Rank Cat/Ind	Total Return 12 Month (%)	12 Mo Return (%) Rank Cat/Ind	Total Return 3 Year (%)	3 Yr Return (%) Rank Cat/Ind	Total Return 5 Year (%)	5 Yr Return (%) Rank Cat/Ind	Total Return 10 Year (%)	10 Yr Return (%) Rank Cat/Ind
Sit MN Tax-Free Income	4.81	7	22.23	7	22.16	27	3.25	54	3.89	39	4.55	74
Sit U.S. Government Securities	1.99	12	8.24	6	8.96	9	6.73	2	5.35	2	5.38	8

Morningstar Short Government Funds – 11/30/09

Top Rated Funds	3 Month Return (%)	3 Month Catergory Percentile	1 Year Return (%)	1 Year Catergory Percentile	5 Year Return (%)	5 Year Catergory Percentile	Sharpe Ratio	5 Year Std. Deviation (%)	SEC Yield (%)	Avg Eff Duration	Avg Credit Quality	Fees	Net Assets ($MM)
Vanguard Short-Term Federal Adm	1.62	44	6.32	39	5.04	5	1.70	1.88	1.33	2.10	AAA	0.11	2386.10
Sit US Government Securities	2.11	15	9.10	16	5.41	2	1.81	2.00	4.18	1.90	AAA	0.80	595.80
Pacific Capital Hi Grd Shrt/Interm F/I Y	2.31	8	9.32	10	4.92	8	1.61	1.99	2.90	--	--	0.52	54.00
Eaton Vance Government Obligations I	2.16	13	8.93	16	5.67	1	1.38	2.71	--	2.90	AAA	--	15.20
Vanguard Short-Term Treasury Adm	1.43	56	3.91	71	4.72	18	1.55	1.88	0.85	2.00	AAA	0.11	4109.30
American Century Target Mat 2010 Adv	0.39	99	0.94	98	3.98	56	0.92	2.99	-0.03	1.10	AAA	0.82	9.50
Average	1.67	39.17	6.42	41.67	4.96	15	1.50	2.24	1.85	2.00	N/A	0.47	1194.98

Morningstar Muni MN Funds – 11/30/09

Largest Funds	3 Month Return (%)	3 Month Catergory Percentile	1 Year Return (%)	1 Year Catergory Percentile	5 Year Return (%)	5 Year Catergory Percentile	Sharpe Ratio	5 Year Std. Deviation (%)	SEC Yield (%)	Avg Eff Duration	Avg Credit Quality	Fees	Net Assets ($MM)
Franklin MN Tax-Free Inc A	1.55	82	13.14	53	4.31	4	0.33	4.43	–	–	AA	0.66	744.20
Delaware Tax-Free MN A	2.37	35	13.28	48	4.22	12	0.24	4.66	2.39	6.00	AA	0.93	568.30
Fidelity Minnesota Municipal Income	1.94	64	11.68	83	4.12	25	0.38	3.97	2.74	6.30	AA	0.47	468.00
RiverSource Minnesota Tax-Exempt A	2.77	22	15.86	29	3.83	46	0.24	5.41	3.32	6.40	A	0.79	304.20
Sit MN Tax-Free Income	4.63	7	17.90	27	3.80	50	0.12	5.61	4.68	4.90	BBB	0.80	278.10
Franklin MN Tax-Free Inc C	1.40	90	12.51	62	3.74	56	0.24	4.42	–	–	AA	1.21	150.80
Average	2.44	50	14.06	50.3	4.00	32.17	0.26	4.75	3.28	5.90	N/A	0.81	418.93